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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                     FILING NO. 1 FOR THE MONTH OF MAY, 2000




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                            Form 20-F X  Form 40-F
                                     ---           ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                     ---   ---

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On May 11, 2000, we announced our financial results for the first quarter ended March 31, 2000.

         We reported sales of $3.6 million for the first quarter ended March 31, 2000, compared to $3.3 million for the same period in 1999. The net loss for the quarter was $5.7 million compared to $4.3 million for the same period in 1999. The increase in the net loss for the quarter was due to increased expenses related to our TRUGENE HIV-1 Genotyping Kit clinical trials and related expenses required for our planned Food and Drug Administration application, for expansion of our international sales and marketing activities and construction of our new kit manufacturing facility in Atlanta. The net loss per share attributable to common shareholders was $0.55 for the three months ended March 31, 2000 versus $0.46 for the comparable period in 1999. Subsequent to the end of the quarter, we completed a follow on public offering of 2,090,000 common shares at $38 per share for gross proceeds of $79,420,000.

         Our financial results for the quarter ended March 31, 2000 are filed as an exhibit to this report.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155 and 333-94649) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1.  First Quarter Financial Results

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VISIBLE GENETICS INC.

Date: May 11, 2000                    By: /s/ Thomas J. Clarke
                                          --------------------------
                                          Name:  Thomas J. Clarke
                                          Title: Chief Financial Officer

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                     MARCH 31       DECEMBER 31
                                                                       2000            1999
                                                                   ------------    -------------
ASSETS
CURRENT ASSETS
       Cash and cash equivalents                                   $  3,926,292    $  2,792,985
       Short-term investments                                        32,260,495      39,894,978
       Trade receivables, net of allowance for doubtful accounts      4,580,541       5,657,822
       Other receivables                                                850,647         668,748
       Prepaid and deposits                                           1,068,626         729,307
       Inventory                                                      3,093,797       2,600,007
                                                                   ============    ============

TOTAL CURRENT ASSETS                                                 45,780,398      52,343,847

FIXED ASSETS                                                          4,849,801       4,173,335
PATENTS AND LICENSES                                                  4,203,916       2,122,367
                                                                   ============    ============

                                                                   $ 54,834,115    $ 58,639,549
                                                                   ============    ============

LIABILITIES
CURRENT LIABILITIES

       Notes payable                                               $         --    $         --
       Accounts payable                                               3,819,605       3,110,442
       Accrued liabilities                                            2,914,207       3,622,110
                                                                   ------------    ------------

TOTAL CURRENT LIABILITIES                                             6,733,812       6,732,552
                                                                   ------------    ------------


MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES                  28,523,419      27,555,652
                                                                   ------------    ------------

SHAREHOLDERS' EQUITY

Share capital                                                        84,026,198      75,422,070
Other equity                                                          1,593,143       8,987,328
Cumulative translation adjustment                                      (888,737)       (619,911)
Deficit                                                             (65,153,720)    (59,438,142)
                                                                   ------------    ------------

                                                                     19,576,884      24,351,345
                                                                   ------------    ------------

                                                                   $ 54,834,115    $ 58,639,549
                                                                   ============    ============

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNITED STATES DOLLARS)

                                                THREE MONTHS ENDED MARCH 31
                                                    2000           1999
                                                    ----           ----
SALES
       Products                                $  3,441,467    $ 3,079,096
       Services                                     202,588        181,517
                                               ------------    -----------
                                                  3,644,055      3,260,613
                                               ------------    -----------
COST OF SALES
       Products                                   2,137,896      2,043,912
       Services                                     146,485        106,560
                                               ------------    -----------
                                                  2,284,381      2,150,472
                                               ------------    -----------

GROSS MARGIN                                      1,359,674      1,110,141

EXPENSES
  Sales, general and administrative               5,418,203      3,163,728
  Research and development                        2,082,558      1,853,821

                                                  7,500,761      5,017,549
                                               ------------    -----------

LOSS FROM OPERATIONS BEFORE INTEREST             (6,141,087)    (3,907,408)

Interest income                                     430,348        113,650
Interest and financing expense                       (4,839)      (540,286)

NET LOSS FOR THE PERIOD                          (5,715,578)    (4,334,044)

Cumulative preferred dividends and accretion
of discount attributable to preferred stock        (967,767)            --

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS   $ (6,683,345)   $(4,334,044)
                                               ------------    -----------

Weighted average number of common
       shares outstanding                        12,248,002      9,410,845

BASIC AND FULLY DILUTED LOSS PER SHARE         $      (0.55)   $     (0.46)
                                               ============    ===========

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                   THREE MONTHS ENDED MARCH 31
                                                                       2000            1999
                                                                   -------------   ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
       Net Loss for the period                                     $ (5,715,578)   $(4,334,044)
       Add: Items not involving cash -
          Depreciation                                                  502,943        372,202
          Amortization                                                   76,771         66,831
          Patents and licenses written off                                  --              --
          Deferred compensation cost related to options granted             --              --
          Non cash financing expense related to warrants granted            --          331,893
          Amortization of discount on accounts receivable                   --              --
          Foreign exchange                                              (15,079)        29,779
          In-process research and development acquired                      --              --
       Increase ( decrease ) from changes in -
          Trade receivables                                             667,763       (187,027)
          Other receivables                                            (200,983)       105,168
          Prepaid and deposits                                         (343,761)       (70,032)
          Inventory                                                    (570,824)       399,111
          Net investment in sales-types lease                               -         (217,369)
          Other long term assets                                            -         (694,617)
          Accounts payable                                              738,608       (741,659)
          Accured liabilities                                          (612,116)       427,132
                                                                   ------------    -----------

                                                                     (5,472,256)    (4,512,632)
                                                                   ============    ===========


INVESTING ACTIVITIES
          Purchase of fixed assets                                   (1,187,671)      (628,042)
          Licenses and patents acquired                              (2,158,320)      (218,971)
          Purchase of short-term investments                         (2,608,625)       (48,998)
          Redemption of short-term investments                       10,243,108      2,063,270
                                                                   ============    ===========
                                                                      4,288,492      1,167,259
                                                                   ============    ===========


FINANCING ACTIVITIES
          Common shares issued, net of expenses                       2,192,485      1,338,389
          Other equity                                                      --          11,438
                                                                   ------------    -----------

                                                                      2,192,485      1,349,827


EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH BALANCES                   124,586        112,175
                                                                   ------------    -----------



INCREASE (DECREASE) IN CASH DURING THE YEAR                           1,133,307     (1,883,371)
CASH, BEGINNING OF PERIOD                                             2,792,985      6,165,924
                                                                   ------------    -----------

CASH, END OF PERIOD                                                $  3,926,292    $ 4,282,553
                                                                   ============    ===========

                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                             THREE MONTHS ENDED MARCH 31
                                                 2000           1999
                                             ------------   ------------
Net loss for the period                      $(5,715,578)   $(4,334,044)

Other comprehensive income:

  Foreign currency translation adjustments      (283,601)      (195,528)
                                             -----------    -----------
Comprehensive loss for the period            $(5,999,179)   $(4,529,572)
                                             ===========    ===========





                              VISIBLE GENETICS INC.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                             (UNITED STATES DOLLARS)

                                             THREE MONTHS ENDED MARCH 31
                                                  2000           1999
                                             -------------  -------------
Deficit, beginning of year                   $(59,438,142)  $(34,151,257)

Net loss for the period                        (5,715,578)    (4,334,044)
                                             ------------   ------------
Deficit, end of the period                   $(65,153,720)  $(38,485,301)
                                             ============   ============